# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MapLight Therapeutics, Inc., CIK 0001770069
CUSIP: 56565P103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 08/14/2026
Amends the filing with accession number 0001104659-25-114697
Filed by CIK 0001900201
Persons authorized to receive notices and communications: Robert Brown, c/o Catalyst4, Inc., 555 Bryant Street #376, Palo Alto, California (CA), 94301, (650) 812-2614; Kenneth A, Clark, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California (CA), 94304, 650-493-9300

## Reporting persons
- Catalyst4, Inc. (CIK 0001900201): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 27,536,011; shared voting power 0; sole dispositive power 27,536,011; shared dispositive power 0; aggregate amount beneficially owned 27,536,011 (49.9% of the class)
  Comment: *With respect to rows 7 and 9, includes 25,306,689 shares of voting common stock held by the Reporting Person and 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026. This total excludes 699,364 shares issuable upon warrant exercise because the Reporting Person is prohibited from exercising its warrants into shares of voting stock to the extent that, following such exercise, the Reporting Person (and the attribution parties) would collectively beneficially own in excess of 49.99% of the outstanding voting common stock. The Reporting Person holds sole voting and dispositive power with respect to these shares.
  
  With respect to row 11, the percentage is based on 55,077,530 shares of voting common stock outstanding including (i) 52,848,208 shares of voting common stock outstanding as of August 14, 2026 plus (ii) 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026.
- Robert Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,536,011; sole dispositive power 0; shared dispositive power 27,536,011; aggregate amount beneficially owned 27,536,011 (49.9% of the class)
  Comment: *With respect to rows 8 and 10, includes 25,306,689 shares of voting common stock held by Catalyst4, Inc. and 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026. This total excludes 699,364 shares issuable upon warrant exercise because the Reporting Person is prohibited from exercising its warrants into shares of voting stock to the extent that, following such exercise, the Reporting Person (and the attribution parties) would collectively beneficially own in excess of 49.99% of the outstanding voting common stock. The Reporting Person holds sole voting and dispositive power with respect to these shares.
  
  With respect to row 11, the percentage is based on 55,077,530 shares of voting common stock outstanding including (i) 52,848,208 shares of voting common stock outstanding as of August 14, 2026 plus (ii) 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026.
- Ekemini Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,536,011; sole dispositive power 0; shared dispositive power 27,536,011; aggregate amount beneficially owned 27,536,011 (49.9% of the class)
  Comment: *With respect to rows 8 and 10, includes 25,306,689 shares of voting common stock held by Catalyst4, Inc. and 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026. This total excludes 699,364 shares issuable upon warrant exercise because the Reporting Person is prohibited from exercising its warrants into shares of voting stock to the extent that, following such exercise, the Reporting Person (and the attribution parties) would collectively beneficially own in excess of 49.99% of the outstanding voting common stock. The Reporting Person holds sole voting and dispositive power with respect to these shares.
  
  With respect to row 11, the percentage is based on 55,077,530 shares of voting common stock outstanding including (i) 52,848,208 shares of voting common stock outstanding as of August 14, 2026 plus (ii) 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026.
- Mark Vorsatz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,536,011; sole dispositive power 0; shared dispositive power 27,536,011; aggregate amount beneficially owned 27,536,011 (49.9% of the class)
  Comment: *With respect to rows 8 and 10, includes 25,305,689 shares of voting common stock held by Catalyst4, Inc. and 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026. This total excludes 699,364 shares issuable upon warrant exercise because the Reporting Person is prohibited from exercising its warrants into shares of voting stock to the extent that, following such exercise, the Reporting Person (and the attribution parties) would collectively beneficially own in excess of 49.99% of the outstanding voting common stock. The Reporting Person holds sole voting and dispositive power with respect to these shares.
  
  With respect to row 11, the percentage is based on 55,077,530 shares of voting common stock outstanding including (i) 52,848,208 shares of voting common stock outstanding as of August 14, 2026 plus (ii) 2,229,322 shares of voting common stock issuable upon warrant exercise within 60 days of August 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MapLight Therapeutics, Inc.
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D originally filed with the Commission on November 20, 2025, as amended by Amendment No. 1 filed with the Commission on August 3, 2026 (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is amended as follows:

The aggregate purchase price for the shares acquired in the PIPE Offering (as defined below) by the Reporting Persons was $83,400,153.82. The source of these funds was the working capital of Catalyst4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended as follows:

On August 13, 2026, Catalyst entered into a securities purchase agreement, which is filed as Exhibit 99.4 to this Statement ("Securities Purchase Agreement") with the Issuer, pursuant to which the Catalyst agreed to purchase an aggregate of (i) 4,400,000 shares of the Issuer's voting common stock and (ii) accompanying pre-funded warrants to purchase up to 2,928,686 shares of voting common stock (the "Pre-Funded Warrants"), which is filed as Exhibit 99.5 to this Statement (the "PIPE Offering"). The purchase price per share of voting common stock is $11.38 per share (the "Purchase Price") and the purchase price for the Pre-Funded Warrants is the Purchase Price minus $0.0001 per share underlying the Pre-Funded Warrants. The PIPE Offering closed on August 14, 2026.

The Pre-Funded Warrants are exercisable at any time and do not expire until exercised in full, however, the Pre-Funded Warrants may not be exercised if the aggregate number of shares of voting common stock beneficially owned by the Reporting Person immediately following such exercise would exceed 49.99%. Accordingly, only 2,229,322 of the Pre-Funded Warrants are included in the beneficial ownership reported by any of the Reporting Persons on their respective cover pages because they are exercisable within 60 days of August 14, 2026.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5 of the Original Schedule 13D is amended as follows:

(c) Except as previously reported on Amendment No. 1 filed with the Commission on August 3, 2026 and as set forth above in Item 4 (which is incorporated herein by reference), none of the Reporting Persons has effected any transactions of the Issuer's voting common stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended as follows:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer's voting common stock, Catalyst and certain of the Issuer's other investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer. The terms and provisions of the Registration Rights Agreement are described more fully in the Issuer's Current Report on Form 8-K filed with the Commission on August 14, 2026, and the above summary is qualified by reference to such description and the full text of the Registration Rights Agreement, which is filed as Exhibit 99.6 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.4 Form of Securities Purchase Agreement, dated August 13, 2026, by and among MapLight Therapeutics, Inc. and the Purchasers. (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed with the Commission on August 13, 2026 and incorporated herein by reference)

Exhibit 99.5 Form of Pre-Funded Warrant. (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K as filed with the Commission on August 13, 2026 and incorporated herein by reference)

Exhibit 99.6 Form of Registration Rights Agreement, dated August 13, 2026, by and among MapLight Therapeutics, Inc. and the Purchasers. (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed with the Commission on August 13, 2026 and incorporated herein by reference)

## Signatures
- Catalyst4, Inc.: /s/ Robert Brown, Robert Brown, President (08/18/2026)
- Robert Brown: /s/ Robert Brown, Robert Brown (08/18/2026)
- Ekemini Riley: /s/ Ekemini Riley, Ekemini Riley (08/18/2026)
- Mark Vorsatz: /s/ Mark Vorsatz, Mark Vorsatz (08/18/2026)